    As filed with the Securities and Exchange Commission on November 27, 2002
                                                    Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          ----------------------------


                                    FORM F-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                          ----------------------------


                                WORKSTREAM INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


           Canada                                                   N/A
-------------------------------                             --------------------
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)


                                 495 March Road
                                    Suite 300
                         Ottawa, Ontario, Canada K2K 3G1
                                 (613) 270-0619
   --------------------------------------------------------------------------
   (Address and telephone number of registrant's principal executive offices)


                                  Paul Haggard
                              861 S.W. 78th Avenue
                                    Suite 200
                            Plantation, Florida 33324
                                 (954) 748-9800
                         ------------------------------
                          (Name, address and telephone
                          number of agent for service)

                                 with a copy to:

Michael A. Gerrior, Esquire                     Larry P. Laubach, Esquire
Perley-Robertson, Hill & McDougall LLP          Cozen O'Connor
90 Sparks Street, 4th Floor                     1900 Market Street
Ottawa, Ontario KIP1E2                          Philadelphia, Pennsylvania 19103
(613) 238-2022                                  (215) 665-4666

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of the registration statement.

         If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
                                                               Proposed                   Proposed
                                                                Maximum                   Maximum
    Title of each class               Amount                   Aggregate                 Aggregate                 Amount of
       of securities                  to be                    Price Per                  Offering                Registration
     to be registered            registered(1)(2)              Share(3)                   Price(3)                   Fee(3)
------------------------------------------------------------------------------------------------------------------------------------
Common shares,
no par value                         11,051,034                  $1.85                  $ 20,444,412               $ 1,880.89
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes (a) 3,140,254 common shares being registered for resale upon the exercise of warrants and conversion of convertible securities and (b) 7,910,780 common shares being registered for resale by various shareholders.

(2) This registration statement also covers an indeterminate number of common shares that may be issued by reason of stock splits, stock dividends or similar transactions in accordance with Rule 416 of the Securities Act of 1933.

(3) Calculated pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices of our common shares reported on the Nasdaq Small Cap Market on November 21, 2002.

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 Subject to Completion, dated _________________

                                 WORKSTREAM INC.


                            11,051,034 COMMON SHARES



         This is an offering of common shares by certain shareholders of Workstream Inc. The selling shareholders will receive all of the net proceeds from the sale of the common shares, less any commissions or discounts paid to brokers or other agents. We will, however, receive the respective exercise price upon the exercise of warrants which may occur prior to the sale of the underlying common shares by a selling shareholder. The selling shareholders may sell their shares from time to time in transactions on the Nasdaq Small Cap Market or the Boston Stock Exchange or in privately negotiated transactions at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices.

         Our common shares are traded on the Nasdaq Small Cap Market under the symbol "WSTM" and on the Boston Stock Exchange under the symbol "ERM." The last reported sale price of the common shares on the Nasdaq Small Cap Market on November 21, 2002 was $1.90 per share.

                      ------------------------------------

SEE THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON SHARES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                  The date of this Prospectus is ______________

                                TABLE OF CONTENTS

                                                                                                  Page
                                                                                                  ----
Forward-Looking Information......................................................................    2
Prospectus Summary...............................................................................    3
Risk Factors.....................................................................................    4
Use of Proceeds..................................................................................   11
Description of Capital Stock.....................................................................   11
Capitalization...................................................................................   13
Nature of Trading Market.........................................................................   14
Selling Shareholders.............................................................................   15
Plan of Distribution.............................................................................   19
Expenses.........................................................................................   21
Dividend Policy..................................................................................   21
Legal Matters....................................................................................   21
Experts..........................................................................................   21
Unaudited Pro Forma Financial Information........................................................   22
Audited Financial Statements.....................................................................   24
Incorporation of Certain Documents by Reference..................................................   37
Where You Can Find More Information..............................................................   37

                          ----------------------------

         You should rely only on the information contained in or incorporated by reference in this document or to which we have referred you. We have not authorized anyone to provide you with different information. The selling shareholders are not offering the securities in any state where the offer or sale is not permitted. You should not assume that the information in this document is accurate at any date other than the date indicated on the cover page of this prospectus.

                           FORWARD-LOOKING INFORMATION

         The Securities and Exchange Commission (the "SEC") encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This prospectus contains "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes," "will" and words and terms of similar substance typically indicate forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of factors and uncertainties, some of them being discussed under "Risk Factors" hereafter, that could cause actual results to differ materially from those described in the forward-looking statements.

         You are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date they were made. Workstream Inc. is not under any obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to Workstream Inc., its affiliates or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referred to in this section.

                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary may not contain all the information that may be important to you. You should read the entire prospectus and the incorporated information before making an investment decision. Unless the context requires otherwise, references to "we," "us" and "our" mean Workstream Inc. and its subsidiaries. You should assume that all figures are stated in U.S. dollars unless indicated otherwise.

DESCRIPTION OF WORKSTREAM INC.

         We are a leading provider of Web-enabled tools and professional services for Human Capital Management (HCM). We offer a diversified suite of services to address the lifecycle of the employer/employee relationship. We thereby attempt to ensure more effective management of corporate assets by automation and outsourcing. Our HCM technology backbone enables companies to streamline the management of enterprise human capital processes including recruitment, assessment, integration, deployment and outplacement. We offer a full-range of HCM products and services through 18 offices and approximately 220 human resource professionals across North America.

         Our principal executive offices are located at 495 March Road, Suite 300, Ottawa, Ontario K2K 3G1 and our telephone number is (613) 270-0619.

THE OFFERING

   Stock Offered...................................... 11,051,034 common shares

   Use of Proceeds.................................... We will not receive any proceeds from the sale of our common shares by the selling shareholders. We will,
                                                       however, receive the respective exercise price upon the
                                                       exercise of warrants which may occur prior to the sale
                                                       of the underlying common shares by a selling
                                                       shareholder. We will use these proceeds for general
                                                       corporate purposes.

   Nasdaq Small Cap Market Symbol..................... WSTM

   Boston Stock Exchange Symbol....................... ERM


                                  RISK FACTORS

         Investment in our securities involves certain elements of risk. Investors should carefully consider the following factors, among others included and incorporated by reference in this prospectus, before investing in the common shares. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. If we do not successfully address any of the risks described below, we could experience a material adverse effect on our business, operating results and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks.

We may not become profitable.

         Since our inception, we have incurred losses which have been substantial in relation to our operations. As of August 31, 2002, we had an accumulated deficit of $24,502,631. We reported a net loss of $6,961,305 for the year ended May 31, 2002 and a net loss of $2,216,789 for the three months ended August 31, 2002. Revenues for the three months ended August 31, 2002 were $4,645,714. Prior to the acquisitions we made during fiscal year 2002 and the first quarter of fiscal year 2003 we generated relatively small amounts of revenue. During fiscal year 2002 and the first quarter of fiscal year 2003, we acquired five companies who reported in the aggregate net losses of approximately $28.1 million in their immediately preceding fiscal years. If we continue to acquire companies reporting losses, if revenue grows slower than we anticipate or if operating expenses exceed our expectations, we may not become profitable. The accounting for the beneficial conversion feature relating to our convertible notes will result in significant interest charges to income over the term to maturity of the convertible notes, further affecting our ability to become profitable. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis. Failure to achieve or maintain profitability may materially adversely affect the market price of our common shares. We expect our operating expenses to continue to grow as we expand our operations.

We may encounter difficulties with acquisitions, which could harm our business.

         During fiscal year 2002 and the first quarter of fiscal year 2003, we made several investments in, and acquisitions of, other companies and businesses, as part of efforts to expand our operations and we may continue to make investments in, or acquisitions of, complementary companies, products and businesses. If we acquire a company, we may have difficulty integrating that company's personnel, operations and products. We cannot assure you that we will successfully integrate in a timely manner or at all these acquired companies, products or businesses into our operations. These difficulties may increase our expenses, and our profitability may be adversely affected.

Certain actions may be influenced by a limited number of shareholders.

         We are controlled by our three major shareholders, Paul Champagne, John Gerard Stanton and Michael Mullarkey, who together, in the aggregate, beneficially own approximately 37.7% of our outstanding common shares, not including 437,500 common shares currently held in escrow, to be released to Mr. Mullarkey upon the achievement of certain profit and revenue targets specified in the acquisition agreement of Paula Allen Holdings, Inc. These three major shareholders are also parties to a voting agreement. The voting agreement governs the voting of our three major shareholders on various issues including, the disposition of our corporate assets, payment of dividends, issuance of additional shares, change in the nature of our business, amendment to our articles of incorporation, change in the number of directors and any amalgamation, reorganization, liquidation or any other fundamental corporate change. The voting agreement requires that these three major shareholders consult with each other and collectively vote on the matters that are subject to the voting agreement in a manner determined by a majority of them. Consequently, our three major shareholders may influence the outcome of certain actions that require shareholder approval and are subject to the voting agreement. However, the voting agreement does not govern the voting of our three major shareholders on the election of directors. We are registering an aggregate of 3,304,034 common shares on behalf of Mr. Champagne and Mr. Stanton pursuant to this registration statement. In the event Mr. Champagne and Mr. Stanton dispose of a portion of their common shares being registered hereunder, such shares will not be subject to the voting agreement and the beneficial ownership of our three major shareholders will decrease. In the event that Mr. Champagne or Mr. Stanton disposes of all of his common shares, the voting agreement will automatically terminate.

The current economic downturn and future economic downturns may adversely affect the demand for our services.

         Historically, the general level of economic activity has significantly affected the demand for employment and recruitment services. We believe that we are currently experiencing the effects of the current economic downturn and as a result the demand for our employment and recruitment services has decreased. If the general level of economic activity continues to slow, our clients may not require additional personnel and may delay or cancel plans that involve recruiting new personnel using our services and technology. Consequently, the time from initial contact with a potential client to time of sale could increase and the demand for our services could decline, resulting in a loss of revenue harming our business, operating results and financial condition.

We may not be able to grow our client base and revenue because of the number of competitors and the variety of sources of competition we face.

         Our future success will depend to a large extent on our ability to rapidly grow and maintain our client base and revenue. This requires that we offer services that are superior to the services being offered by our competitors and that we price our services competitively. We compete for a portion of employers' recruiting budgets with many types of competitors, as employers typically utilize a variety of sources for recruiting, including:

         o   traditional offline recruiting firms;

         o   traditional offline advertising, such as print media;

         o   resume processing companies;

         o   Web-based recruitment companies;

         o   Internet job posting companies; and

         o   client-server-based software services.

         In addition, many employers are developing or may develop their own software to satisfy their recruitment needs. If we are unable to grow our client base and revenue, our business, operating results and financial condition could be materially adversely affected.

The increasing competition in our markets could affect our ability to expand.

         The market for human capital management, or HCM services, is highly fragmented and competitive. We compete nationally and internationally with Internet recruitment services companies, outplacement service companies and human resource, or HR service providers. We expect competition to increase and intensify in the future, with increased price competition developing for our services. A number of our current and potential competitors have longer operating histories and greater financial, technical and marketing resources and name recognition than we do which could give them a competitive advantage. Our competitors may develop products or services that are equal or superior to ours or that achieve greater market acceptance than ours. It is also possible that new competitors may emerge and rapidly acquire significant market share. As a result, we may not be able to expand or maintain our market share and our ability to penetrate new markets may be adversely affected.

If we experience client attrition, our operating results will be adversely affected.

         Since we generally enter into subscription agreements with our E-Cruiter Enterprise clients for terms of one year or less, we have no assurance that the client will maintain a long-term relationship with us. If we lose clients after the expiration of their initial subscription, our business, revenues, operating results and financial condition will be adversely affected. Since we have only been offering our services for a limited period of time, we do not know what rate of client attrition to expect. To the extent we experience significant client attrition, we must attract additional clients to maintain revenue.

We may not be able to strengthen and maintain awareness of our brand name.

         We believe that our success will depend to a large extent on our ability to successfully develop, strengthen and maintain our brand recognition and reputation. In order to strengthen and maintain our brand recognition and reputation, we invest and will need to continue to invest substantial resources in our marketing efforts and maintain high standards for actual and perceived quality, usefulness, reliability, security and ease of use of our services. If we fail to successfully promote and maintain our brand name, particularly after incurring significant expenses in promoting our brand name, or encounter legal obstacles which prevent our continued use of our brand name, our business, operating results and financial condition could be materially adversely affected and the market price of our common shares could decline. Moreover, even if we continue to provide quality service to our clients, factors outside of our control, including actions by organizations that are mistaken for us and factors generally affecting our industry, could affect our brand and the perceived quality of our services.

Our success will depend on our ability to enter into strategic relationships with job posting and other on-line recruitment services to offer an attractive service to our clients and with a variety of third parties to expand the distribution of our services.

         If we are unable to enter into successful strategic relationships, our business will suffer. We must maintain our existing relationships with job posting boards and other on-line recruitment services and enter into additional similar relationships to continue to offer an attractive service. We also must enter into arrangements with third parties, such as value-added service providers, to expand the distribution of our services. Because many of these third parties compete with each other, the existence of a relationship with any particular third party may limit or preclude us from entering into a relationship with that third party's competitors. In addition, some of the third parties with which we seek to enter into relationships may view us as a competitor and refuse to do business with us. Any loss of an existing relationship or failure to establish new relationships may adversely affect our ability to improve our services, offer an attractive service in the new markets that we enter, or expand the distribution of our services.

We may not be able to expand our business successfully into new geographic markets.

         Until the fourth quarter of fiscal year 2001, we marketed our services primarily in Canada. Since that time, we completed several acquisition transactions. Through these acquisition transactions we endeavored to enhance our business by penetrating the United States market. Our success and ability to grow our business will depend to a significant degree on our ability to market our services successfully in new geographic markets, including the United States. Penetrating new geographic markets involves the expenditure of substantial resources, including retaining additional highly qualified personnel. Failure to effectively penetrate new geographical markets may result in increasing losses and the loss of our investment, in whole or in part, in our acquisitions. This could materially adversely affect our business, operating results and financial condition.

We may lose business if we are unable to successfully develop and introduce new products, services and features.

         If we are unable to develop and introduce new products, services, or enhancements to, or new features for, existing services, in a timely and successful manner, we may lose sales opportunities. The market for our services is characterized by rapid and significant technological advancements, the introduction of new products and services, changes in client demands and evolving industry standards. The adoption of new technologies or new industry standards may render our products obsolete and unmarketable. The process of developing new services or technologies is complex and requires significant continuing efforts. We may experience difficulties or funding shortages that could delay or prevent the successful development, introduction and sale of enhancements or new products and services. Moreover, new products, services or features which we introduce may not adequately address the needs of the marketplace or achieve significant market acceptance.

Our business could suffer if financing is not available when required or is not available on acceptable terms.

         Our future capital requirements depend on a number of factors, including our ability to grow our revenue. We believe that we have sufficient working capital and investments to fund our working capital requirements, anticipated operating cash flow deficit and capital expenditure requirements for at least the next twelve months. However, it is possible that we may need to raise additional funds sooner than expected in order to fund expansion, develop new, and enhance existing, services or acquire complementary businesses or technologies. Our business could suffer if financing is not available when required or is not available on acceptable terms.

Future financing may be on terms adverse to your interests.

         In the past we have issued, and in the future we may issue, equity or convertible debt securities to raise additional funds. As a result of new issuances, our shareholders may experience significant dilution of their ownership interest and holders of those new securities may have rights senior to those of the holders of our common shares.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

         We believe that we were not a passive foreign investment company for U.S. federal income tax purposes for the fiscal year 2001 and 2002. Generally, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes if for any taxable year 75% of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income. This characterization could result in adverse U.S. tax consequences to our shareholders. These consequences may include having gains realized on the sale of our common shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common shares.

Our business could be adversely affected if we are unable to protect our proprietary technologies.

         Our success depends to a significant degree upon the protection of our proprietary technologies and brand names. The unauthorized reproduction or other misappropriation of our proprietary technologies could provide third parties with access to our technologies without payment. If this were to occur, our proprietary technologies would lose value and our business, operating results and financial condition could be materially adversely affected.

         We rely upon a combination of copyright, trade secret and trademark laws and non-disclosure and other contractual arrangements to protect our proprietary rights. The measures we have taken to protect our proprietary rights, however, may not be adequate to deter misappropriation of proprietary information or protect us if misappropriation occurs. Policing unauthorized use of our technologies and other intellectual property is difficult, particularly because of the global nature of the Internet. We may not be able to detect unauthorized use of our proprietary information and take appropriate steps to enforce our intellectual property rights. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk.

Third parties could claim that we infringe upon their proprietary technologies.

         Our products, services, content and brand names may be found to infringe valid copyrights, trademarks or other intellectual property rights held by third parties. In the event of a successful infringement claim against us and our failure or inability to modify our technologies or services, develop non-infringing technology or license the infringed or similar technology, we may not be able to offer our services. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing arrangements, modify our technologies or services or prevent us from using important technologies or services, any of which could harm our business, operating results and financial condition.

We may become subject to burdensome government regulation which could increase our costs of doing business, restrict our activities and/or subject us to liability.

         Uncertainty and new regulations relating to the Internet could increase our costs of doing business, prevent us from providing our services, slow the growth of the Internet or subject us to liability, any of which could adversely affect our business, operating results and prospects. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. There are currently few laws and regulations directly governing access to, or commerce on, the Internet. However, due to the increasing popularity and use of the Internet, the legal and regulatory environment that pertains to the Internet is uncertain and continues to change. New and existing laws may cover issues which include:

         o   user privacy;

         o   pricing controls;

         o   consumer protection;

         o   libel and defamation;

         o   copyright and trademark protection;

         o   characteristics and quality of services;

         o   sales and other taxes; and

         o   other claims based on the nature and control of Internet materials.

Computer viruses or software errors may disrupt our operations, subject us to a risk of loss and/or expose us to liability.

         Computer viruses may cause our systems to incur delays or other service interruptions. In addition, the inadvertent transmission of computer viruses or software errors in new services or products not detected until after their release could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized or if errors are detected in our software after it is released, our reputation and brand name could be materially damaged and we could lose clients.

We may experience reduced revenue, loss of clients and harm to our reputation and brand name in the event of system failures.

         We may experience reduced revenue, loss of clients and harm to our reputation and brand name in the event of unexpected network interruptions caused by system failures. Our servers and software must be able to accommodate a high volume of traffic. We have experienced minor system interruptions in the past, and we believe that system interruptions will continue to occur from time to time in the future. If we are unable to add additional software and hardware to accommodate increased demand, we could experience unanticipated system disruptions and slower response times. Any catastrophic failure at our network operations center could prevent us from serving our clients for a number of days, or possibly weeks, and any failure of our Internet service provider may adversely affect our network's performance. Our clients may become dissatisfied by any system failure that interrupts our ability to provide our services to them or results in slower response times. Our business interruption insurance may not adequately compensate us for any losses that may occur due to any failures in our system or interruptions in our services.

Breaches of our network security could be costly.

         If unauthorized persons penetrate our network security, they could misappropriate proprietary information or cause interruptions in our services. We may be required to spend capital and resources to protect against or to alleviate these problems. In addition, because we host data for our clients, we may be liable to any of those clients that experience losses due to our security failures.

Our business depends on Internet service providers to provide satisfactory service to our clients to enable them to use our services and access job seeker candidates on-line.

         Failure of Internet service providers or on-line service providers to provide access to the Internet to our clients and job seekers would prevent them from accessing our Web board, which would cause our business to suffer. Many of the Internet service providers, on-line service providers and other Web site operators on which we depend have experienced significant service slowdowns, malfunctions, outages and capacity limitations. If users experience difficulties using our services due to the fault of third parties, our reputation and brand name could be harmed.

Our business depends on the development and maintenance of the Internet infrastructure.

         We cannot assure you that the Internet infrastructure will continue to effectively support the demands placed on it as the Internet continues to experience increased numbers of users, greater frequency of use or increased bandwidth requirements of users. In the past, the Internet has experienced a variety of outages and other delays. Any future outages or delays could affect the willingness of employers to use our on-line recruitment offerings and of job seekers to post their resumes on the Internet. If any of these events occur, our business, operating results and financial condition could be materially adversely affected.

The resale of common shares pursuant to this registration statement could depress the market for our common shares.

         We have granted registration rights to holders of approximately 8,648,490 common shares, warrants exercisable for approximately 1,098,000 common shares and notes convertible into approximately 2,042,253 common shares. In the event that the outstanding convertible notes and warrants which were granted registration rights are converted and exercised, the number of outstanding common shares will increase from 18,699,379 as of November 21, 2002 to approximately 21,839,632. As a result of our registration of the resale of common shares under this registration statement, common shares which would not otherwise be immediately resaleable may be resold upon the effectiveness of this registration statement. We cannot predict the effect, if any, that the resale of these additional securities or the availability of these additional securities for resale will have on the market prices of our common shares prevailing from time to time.

The price of our common shares historically has been volatile, which may make it more difficult for you to resell our common shares when you want at prices you find attractive.

         The market price of our common shares has been highly volatile in the past, and may continue to be volatile in the future. For example, since June 1, 2001, the closing sale price of our common shares on the Nasdaq Small Cap Market has fluctuated between $5.04 and $1.62 per share. The following factors may significantly affect the market price of our common shares:

         o   quarterly variations in our results of operations;

         o announcement of new products, product enhancements, joint ventures and other alliances by our competitors or us;

         o   technological innovations by our competitors or us;

         o general market conditions or market conditions specific to particular industries; and

         o the operating and stock price performance of other companies that investors may deem comparable to us.

         In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our common shares, regardless of our operating performance.

                                 USE OF PROCEEDS

         All of the net proceeds from the sale of our common shares by the selling shareholders will go to them upon the sale of such shares. Accordingly, we will not receive any proceeds from the sales of our common shares by the selling shareholders. We will, however, receive the respective exercise price upon the exercise of warrants which may occur prior to the sale of the underlying common shares by a selling shareholder. We will use these proceeds for general corporate purposes.

                          DESCRIPTION OF CAPITAL STOCK

          We have an unlimited number of common shares authorized, no par value per share. As of November 21, 2002, there were 18,699,379 common shares issued and outstanding. Within the past five years, more than 10% of our outstanding capital stock has been paid for with assets other than cash, principally through our acquisition of other companies.


         We have an unlimited number of Class A Preferred Shares, no par value per share. As of November 21, 2002, there were no Class A Preferred Shares issued and outstanding. Our Board of Directors is authorized, without further action by our shareholders, to issue Class A Preferred Shares in one or more series and to set the number of shares, the designation and rights to be attached to the shares of such series. No series of Class A Preferred Shares is permitted to have priority in respect of dividends or return of capital over any other series of Class A Preferred Shares then outstanding. The Class A Preferred Shares are entitled to priority over the common shares and over any other shares ranking junior to the Class A Preferred Shares with respect to priority in the distribution of assets in the event of our liquidation, dissolution or winding-up, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

         An unlimited number of Class A Preferred Shares have been designated Series A Convertible Preferred Shares, no par value per share (the "Series A Shares"). As of November 21, 2002, there were no Series A Shares issued and outstanding. The rights attaching to the Series A Shares are summarized as follows:

         o Conversion. Each Series A Share is convertible into a number of common shares determined by dividing the original issue price of the Series A Shares ($100) by a conversion price of $3.00 per share. The conversion price is subject to adjustment to avoid dilution in the event of a stock split, recapitalization or other similar events or an issuance of common shares or equivalents below the conversion price then in effect. In addition, the conversion price will be adjusted at the time of conversion for any declared but unpaid dividends on the Series A Shares. However, in no event can the conversion price exceed 80% of the market price of the common shares for the five day period immediately preceding conversion. As of November 21, 2002, the conversion price of the Series A Shares would have been $1.54 per share based upon the market price of $1.92 for the common shares for the five day period immediately preceding November 21, 2002. Unless prior shareholder approval is obtained, the aggregate number of common shares issued upon conversion or exercise of the Series A Shares, the convertible notes and the warrants sold under the Amended and Restated Securities Purchase Agreement dated as of May 14, 2002 cannot exceed 20% of the common shares outstanding on date such securities were sold. The Series A Shares automatically convert into common shares immediately prior to the closing of a public offering of a certain size. Holders of at least two-thirds of the outstanding Series A Shares also have the right to force the conversion of all of the Series A Shares into common shares.

         o Dividends. Each holder of Series A Shares will receive, if declared by the Board of Directors, non-cumulative dividends of $8 per Series A Share per year.

         o Voting. Holders of the Series A Shares vote together with the holders of the common shares on all matters which are submitted to a vote of the shareholders on the basis of one vote for each common share issuable upon conversion of the Series A Shares, subject to certain limitations on the maximum number of votes for each Series A Share. In addition, we may not, without the affirmative vote of the holders of at least two-thirds of the outstanding Series A Shares, voting separately as a class, (a) lease, sell or transfer substantially all of our assets, (b) effect any consolidation, amalgamation, merger or other reorganization resulting in our shareholders owning less than 50% of the voting securities of the surviving corporation, (c) authorize or issue any securities having liquidation or dividend rights superior to or on a parity with the Series A Shares, (d) increase or decrease the number of authorized Series A Shares, or (e) declare or pay any dividend on any security or redeem any shares, subject to certain exceptions. The holders of the Series A Shares, voting separately as a class, are entitled to elect one additional director to our Board of Directors.

         o Liquidation. If we liquidate, dissolve or are wound up, sell substantially all of our assets, or consolidate or merge with any other entity where our shareholders immediately prior to such consolidation or merger own less than 51% of the voting securities of the surviving entity, then the holders of Series A Shares are entitled to receive an amount equal to two times the original issue price of the Series A Shares ($100) for each Series A Share held (subject to adjustment), plus all declared but unpaid dividends on the Series A Shares. If after such payments are made there are any remaining funds, such funds will be distributed to the holders of the Class A Preferred Shares and our common shares, ratably.

         o Redemption. Beginning one year plus one day after issuance of the Series A Shares, we may, at our option, repurchase all of the Series A Shares at a price per share equal to a 25% per annum premium above the original issue price of the Series A Shares ($100).

                                 CAPITALIZATION

         The following table sets forth our capitalization as of August 31, 2002 and September 30, 2002. The capitalization information set forth in the table below is qualified by, and you should read it in conjunction with, our more detailed consolidated financial statements and notes to financial statements incorporated by reference in this prospectus.


                                                      August 31, 2002 (1)              September 30, 2002 (2)
                                                      -------------------              ----------------------
Convertible Notes                                       $  2,900,000                        $  2,900,000
                                                      -------------------------------------------------------
Shareholders' Equity
         Common shares (unlimited number
              of  shares authorized, 17,958,577
              as August 31, 2002 and 18,666,046
              as of September 30, 2002
              issued and outstanding (3)                  44,103,254                          45,810,552
         Additional paid in capital                        4,675,015                           4,675,015
         Accumulated other comprehensive
              loss (4)                                      (887,609)                           (887,609)
         Accumulated deficit (4)                         (24,502,631)                        (24,502,631)
                                                      -------------------------------------------------------

Total Shareholders' Equity                                23,388,029                          25,095,327
                                                      -------------------------------------------------------

Total Capitalization                                     $26,288,029                         $27,995,327
                                                      =======================================================

Notes:

         (1) Based on unaudited balance sheet of Workstream Inc. as of August 31, 2002.

         (2) Based on unaudited balance sheet of Workstream Inc. as of September 30, 2002.

         (3) Excludes 1,451,225 common shares held in escrow under acquisition agreements.

         (4) As at August 31, 2002.

         The foregoing table excludes common shares reserved for issuance upon the exercise of options, warrants or other rights to purchase common shares. As of November 21, 2002, we had outstanding:

         o warrants exercisable for 658,000 common shares at a price of $3.70 per share and expiring on April 18, 2007;

         o warrants exercisable for 195,000 common shares at a price of $1.00 per share and expiring on March 22, 2005; and

         o warrants exercisable for 245,000 common shares at a price of $9.90 per share and expiring on December 6, 2006.

         As of November 21, 2002, we also had 1,067,247 common shares reserved for issuance under our stock option plans.

                            NATURE OF TRADING MARKET

         Our common shares are traded on the Nasdaq Small Cap Market under the symbol "WSTM" and the Boston Stock Exchange under the symbol "ERM." The last reported sale price of the common shares on the Nasdaq Small Cap Market on November 21, 2002 was $1.90 per share.

         The following table lists the high and low sales prices, in U.S. dollars, of our common shares as reported by the Nasdaq Small Cap Market for each full fiscal year since those shares were traded on the Nasdaq Small Cap Market. Comparable information on trading of the common shares on the Boston Stock Exchange is not publicly available.

         Fiscal Year                                High              Low
         -----------                                ----              ---

         2000                                       $9.12            $3.00
         2001                                       $5.00            $0.81
         2002                                       $5.04            $2.00

         The following table lists the high and low sales prices, in U.S. dollars, of our common shares as reported by the Nasdaq Small Cap Market for each full fiscal quarter during the two most recent fiscal years. Comparable information on trading of the common shares on the Boston Stock Exchange is not publicly available.

         Fiscal Year 2001                            High             Low
         ----------------                            ----             ---

         First Quarter ended August 31, 2000         $4.88           $2.50
         Second Quarter ended November 30, 2000      $5.00           $0.91
         Third Quarter ended February 28, 2001       $2.25           $0.81
         Fourth Quarter ended May 31, 2001           $3.50           $0.88

         Fiscal Year 2002                            High             Low
         ----------------                            ----             ---

         First Quarter ended August, 31, 2001        $4.69           $2.68
         Second Quarter ended November 30, 2001      $3.99           $2.00
         Third Quarter ended February 28, 2002       $5.04           $3.06
         Fourth Quarter ended May 31, 2002           $4.40           $3.01

         Fiscal Year 2003
         ----------------

         First Quarter ended August 31, 2002         $4.14           $1.95

         The following table lists the high and low sales prices, in U.S. dollars, of our common shares as reported by the Nasdaq Small Cap Market for each month during the most recent six months. Comparable information on trading of the common shares on the Boston Stock Exchange is not publicly available.

         Month                                       High            Low
         -----                                       ----            ---

         May 2002                                    $4.40           $3.10
         June 2002                                   $4.14           $3.01
         July 2002                                   $3.80           $2.66
         August 2002                                 $3.12           $1.95
         September 2002                              $3.50           $1.87
         October 2002                                $2.80           $1.69

                              SELLING SHAREHOLDERS

         In connection with our initial public offering, we granted certain registration rights to Paul Champagne and John Gerard Stanton pursuant to a Registration Rights Agreement. Under the Registration Rights Agreement, we agreed to include certain common shares owned by Mr. Champagne and Mr. Stanton in a registration statement filed by us.

         On December 6, 1999, in connection with the closing of our initial public offering, we sold to BlueStone Capital Corp. (formerly Whale Securities Co., L.P.), for an aggregate of $100, warrants to purchase 245,000 common shares at an exercise price of $9.90 per share. On March 22, 2001, we also sold BlueStone Capital Corp., for an aggregate of $100, warrants to purchase 245,000 common shares at an exercise price of $1.00 per share. On July 30, 2002, BlueStone Capital Corp. acquired 35,674 common shares through the cashless exercise of 50,000 of the March 2001 warrants. We have agreed to include in this registration statement the common shares of BlueStone Capital Corp. available for resale upon the exercise of the December 1999 and March 2001 warrants.

         In August 2001, we acquired 100% of the outstanding shares of RezLogic, Inc. by merger. In connection with the acquisition, we issued to the shareholders of RezLogic 445,510 common shares and we agreed to register for resale the common shares received by the RezLogic shareholders in a registration statement filed by us.

         In October 2001, we acquired 100% of the outstanding shares of 6FigureJobs.com, Inc. by merger. In connection with the acquisition, we issued to the shareholders of 6FigureJobs 1,275,300 common shares and we agreed to register for resale the common shares received by the 6FigureJobs.com shareholders in a registration statement filed by us.

         On April 18, 2002 and May 14, 2002, we sold Sands Brothers Venture Capital III LLC, Crestview Capital Fund, L.P. and their respective affiliated entities an aggregate of $2,900,000 principal amount of our 8% Senior Subordinated Convertible Notes, and warrants to purchase 580,000 of our common shares at an exercise price of $3.70 per share, subject to adjustment upon the occurrence of certain events. The notes are convertible into Series A Shares at a conversion price of $100 per share, subject to adjustment upon the occurrence of certain events. The Series A Shares are convertible into a number of common shares determined by dividing $100 by a conversion price of $3.00 per share, subject to adjustment upon the occurrence of certain events. However, in no event can the conversion price exceed 80% of the market price of the common shares for the five day period immediately preceding conversion. As of November 21, 2002, the conversion price of the Series A Shares would be $1.54 per share based upon the market price of $1.92 for the common shares for the five day period immediately preceding November 21, 2002. At the election of the holder, the notes may be converted directly into our common shares, provided that a registration statement registering such common shares has been declared effective by the Securities and Exchange Commission prior to such conversion, at a conversion price equal to a 20% discount of the average closing price of our common shares for the five day period before such conversion. In consideration for locating purchasers of our notes and warrants, we paid a placement agency fee of $248,000 and issued warrants to purchase 78,000 common shares at an exercise price of $3.70 per share, subject to adjustment upon the occurrence of certain events, to Sands Brothers & Co., Ltd., an affiliate of one of the purchasers of the notes and warrants. Upon the final closing of the offering and sale of the convertible notes and warrants, we may be obligated to pay a placement agency fee and to issue additional warrants to Sands Brothers & Co., Ltd. We have agreed to include in this registration statement the common shares issuable upon exercise of these warrants and conversion of these notes or the Series A Shares.

         On June 28, 2002, we acquired 100% of the outstanding shares of Icarian Inc. by merger. In connection with the acquisition, we issued to the shareholders of Icarian 2,800,000 common shares and we agreed to register for resale the common shares received by the Icarian shareholders in a registration statement filed by us.

         The selling shareholders are not under any obligation to sell all or any portion of their common shares, nor are the selling shareholders obligated to sell any of their common shares immediately under this prospectus. We cannot estimate the number of the common shares that will be held by the selling shareholders after completion of this offering. However, for the purposes of this table, we have assumed that, after completion of this offering, none of the common shares covered by this prospectus will be held by the selling shareholders.

         The following table provides certain information with respect to the common shares held by the selling shareholders as of November 21, 2002. This information is based on information provided to us by the selling shareholders.


                                  Shares Beneficially Owned Prior to                                   Shares Beneficially
                                               Offering                     Shares to be Offered       Owned After Offering
                                  -----------------------------------       --------------------      -----------------------

Selling Shareholders                Number               Percent(1)              Number               Number       Percent(1)
--------------------                ------               ----------              ------               ------       ----------
Sands Brothers & Co.            1,476,907(2)(3)             7.34%             1,476,907(2)(3)             0             0
   Ltd. and affiliates
90 Park Avenue
New York, NY 10017

Crestview Capital Fund,         1,465,916(2)(4)             7.34%             1,465,916(2)(4)             0             0
   L.P. and affiliates
95 Revere Drive
Suite F
Northbrook, IL 60062

BlueStone Capital Corp.           440,000(5)                2.30%               440,000(5)                0             0
90 Park Ave
New York, NY 10016

Paul Champagne                  2,392,921                  12.80%             2,392,921                   0             0
141 Kerry Hill Crescent
Dunrobin, Ontario
KOA 1T0

John Gerard Stanton               911,113(6)                4.87%               911,113(6)                0             0
24 Rosenfeld Crescent
Kanata, Ontario
K2K 2L2

Van Wagoner Funds Inc.            985,318                   5.27%               985,318                   0             0
345 California St.
Suite 2450
San Francisco, CA
94104

Christopher Miller(7)             355,749                   1.90%               355,749                   0             0
26 Turner Hill Road
New Canaan, CT
06840

Blackfin Ventures II,             322,884                   1.73%               322,884                   0             0
   LLC
622 Third Avenue
38th Floor
New York, NY
10017



                                  Shares Beneficially Owned Prior to                                   Shares Beneficially
                                               Offering                     Shares to be Offered       Owned After Offering
                                  -----------------------------------       --------------------      -----------------------

Selling Shareholders                Number               Percent(1)              Number               Number       Percent(1)
--------------------                ------               ----------              ------               ------       ----------
Blackfin Ventures, LLC            258,261                   1.38%               258,261                   0             0
622 Third Avenue
38th Floor
New York, NY
10017

Wheatley Partners II, LP          203,401                   1.09%               203,401                   0             0
80 Cuttermill Road
Suite 331
Great Neck, NY
11021

Jeffery Hughes(8)                 200,152                   1.07%               200,152                   0             0
1180 Carlson Drive
Colorado, Springs, CO
80919

All Others(9)(10)(11)(12)       2,038,412                  10.90%             2,038,412                   0             0


     (1) This information is based on 18,699,379 common shares outstanding as of November 21, 2002, excluding 1,154,204 common shares held in escrow under acquisition agreements.

     (2) Assumes the market price of our common shares for the five day period immediately prior to the conversion of the convertible notes or the Series A Shares is $1.78 per share, resulting in a conversion price of $1.42 per share. The market price of our common shares immediately prior to the conversion of the convertible notes or the Series A Shares may differ from the assumed market price. As a result, the number of common shares actually issued upon conversion of the convertible notes or the Series A Shares may increase or decrease from the number of common shares which we have assumed will be issued upon conversion.

     (3) Includes 1,056,338 common shares issuable upon conversion of convertible notes and 378,000 common shares issuable upon exercise of warrants.

     (4) Includes 985,915 common shares issuable upon conversion of convertible notes and 280,000 common shares issuable upon exercise of warrants.

     (5)  Consists of common shares issuable upon exercise of warrants.

     (6) Consists of 477,249 common shares owned of record by Stanton 605 Trust and Plan and 433,864 common shares owned of record by Barbara Stanton Trust and Plan. Within the past three years, John Gerard Stanton served as our President and Chief Executive and as a director. He currently holds no positions with us.

     (7) Prior to October 2001, Christopher Miller served as the President and as a director of 6FigureJobs.com, Inc. Mr. Miller resigned from these positions in connection with our acquisition of 6FigureJobs.com in October 2001 and he currently holds no positions with us.

     (8) Prior to August 2001, Jeffrey Hughes served as the Chief Executive Officer and as a director of RezLogic, Inc. Mr. Hughes resigned from these positions in connection with our acquisition of RezLogic in August 2001. From August 2001 until October 2002, Mr. Hughes was employed by us with his last position being Senior Vice President, Business Integration. He currently holds no positions with us.

     (9) Represents individuals and entities which individually beneficially own less than 1% of the outstanding common shares.

     (10) Includes common shares beneficially owned by David McLean, who served as the President and as a director of RezLogic, Inc., and common shares beneficially owned by Ronald Muns, Christopher Ryan and Robert Unger, each of whom served as directors of RezLogic, Inc. These individuals resigned from their respective positions in connection with our acquisition of RezLogic in August 2001 and none of them currently holds any position with us.

     (11) Includes common shares beneficially owned by John Paterson, Jr., who served as the Vice President, Sales and Marketing, and as a director of 6FigureJobs.com, Inc., and common shares beneficially owned by Raymond Tomasco and Robert Williams, each of whom served as directors of 6FigureJobs.com, Inc. These individuals resigned from their respective positions in connection with our acquisition of 6FigureJobs.com in October 2001. From October 2001 until April 2002, Mr. Paterson served as our Vice President of Marketing. Neither Mr. Paterson, Mr. Tomasco nor Mr. Williams currently holds any position with us.

     (12) Includes common shares beneficially owned by Ernest von Simson, who previously served as a director of Icarian, Inc. Mr. von Simson resigned from his position as a director in connection with our acquisition of Icarian in June 2002 and does not currently hold any position with us.


                              PLAN OF DISTRIBUTION

         The common shares which may be sold by the selling shareholders and any of their pledgees, donees, transferees or other successors-in-interest, may be disposed of from time to time in one or more transactions, which may involve:

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         o sales on the Nasdaq Small Cap Market, Boston Stock Exchange, or any other principal market on which the common shares trade at the time of sale, including directly with a market maker acting as principal;

         o privately-negotiated transactions, which include direct sales to purchasers and sales effected through agents;

         o a block trade in which the broker or dealer will attempt to sell the common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by that broker or dealer for its own account;

         o an exchange distribution in accordance with the rules of that exchange or transactions in the over-the-counter market;

         o  short sales;

         o the pledge of the security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves sell or transfer the common shares or their interest in such securities;

         o the transfer of the common shares by the selling shareholders to their partners, members or shareholders;

         o  a combination of any of the above; or

         o  any other method permitted by applicable law.

     The sale price of the common shares pursuant to this prospectus may be:

         o  a fixed price;

         o  the market price prevailing at the time of sale;

         o  a price related to such prevailing market price;

         o  a negotiated price; or

         o at any other prices as the selling shareholders may determine, including sales below the market price.

         In addition, the common shares covered by this prospectus may also be sold in private transactions pursuant to Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus. The selling shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of the common shares if they deem the purchase price to be unsatisfactory at any particular time.

         The selling shareholders may engage broker-dealers to participate in the sales. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares for whom broker-dealers may act as agent or to whom they may sell as principals or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

         Under certain circumstances, the selling shareholders and any broker-dealers that act in connection with the sales of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit on the sale of the shares as principals may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

                                    EXPENSES

         We are required to pay all fees and expenses (other than brokerage commissions) incident to the registration of the common shares, except that we are not obligated to pay for the fees and disbursements of counsel to certain selling shareholders.

         The following table sets forth the expenses, other than brokerage commissions, payable by us in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimates, other than the registration fee.


SEC Registration fee.......................................      $ 1,880.89
Printing and engraving expenses.............................       2,000.00
Legal fees and expenses.....................................      25,000.00
Accountants' fees and expenses..............................      25,000.00
Miscellaneous expenses......................................       1,000.00
                                                                 ----------
TOTAL.......................................................     $54,880.89
                                                                 ==========

                                 DIVIDEND POLICY

         We have never declared or paid any cash dividend on our common shares. We do not anticipate paying any cash dividend on our common shares in the foreseeable future. We currently intend to retain all future earnings to finance operations and expand our business.

                                  LEGAL MATTERS

         The validity of the common shares offered by this prospectus will be passed upon by our counsel, Perley-Robertson, Hill & McDougall LLP, Ottawa, Ontario. Michael A. Gerrior, Esquire, a partner at the law firm of Perley-Robertson, Hill & McDougall LLP, counsel to Workstream Inc., is a member of the board of directors of Workstream Inc.

                                     EXPERTS

         The consolidated financial statements of Workstream Inc. as of May 31, 2002 and 2001 and for each of the three years in the period ended May 31, 2002 incorporated in this prospectus and registration statement by reference to the Annual Report on Form 10-K for the year ended May 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements of Paula Allen Holdings Inc. as of December 31, 2000 and 1999 and for each of the two years in the period ended December 31, 2000 included in this prospectus and registration statement have been so included in reliance on the report (which contains an explanatory paragraph relating to the company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The financial statements of Icarian, Inc. as of December 31, 2001 and for the year ended December 31, 2001 incorporated in this prospectus and registration statement by reference to the Current Report on Form 8-K/A filed with the Securities and Exchange Commission on September 13, 2002 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the company's ability to continue as a going concern as described in
Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The financial statements of Icarian, Inc. at December 31, 2000 and for the year ended December 31, 2000, appearing in Workstream Inc.'s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on September 13, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Icarian's ability to continue as a going concern as described in Note 1 to the financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                    UNAUDITED PRO FORMA FINANCIAL INFORMATION

         On June 27, 2001, we acquired 100% of the outstanding capital stock of Paula Allen Holdings Inc. The unaudited pro forma statement of operations represents the combined results of Workstream Inc. and Paula Allen Holdings Inc. for the year ending May 31, 2001 with certain adjustments that would have affected the combined companies had the merger taken place at June 1, 2000.

         A pro forma balance sheet has not been provided as our most recent audited annual balance sheet as at May 31, 2002 incorporates the Paula Allen Holdings Inc. transaction. We completed various other acquisitions during fiscal 2002 and the first quarter of fiscal 2003 which are not reflected in this pro forma statement. This pro forma statement should be read in conjunction with our consolidated financial statements as filed in our Annual Report on Form 10-K, our Current Reports on Form 8-K and 8-K/A and our Quarterly Reports on Form 10-Q.

          The unaudited pro forma condensed combined consolidated statement of operations is presented for illustrative purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position of Workstream Inc. that would have been reported had the acquisition been consummated as of the dates presented, and should not be taken as representative of future operating results or financial position of Workstream Inc. The pro forma adjustments are based upon available information and assumptions that Workstream Inc. management believes are reasonable under the circumstances.

         Pro forma financial information for the year ended May 31, 2001 is as follows:


                                 Workstream Inc.
                   Unaudited Pro Forma Statement of Operations
                         For the year Ended May 31, 2001

                                                 Workstream                 Paula                Pro Forma               Pro Forma
                                                    Inc.                    Allen               Adjustments              Combined
                                                ------------               -------              -----------             -----------
Revenue                                         $  1,991,971            $  6,019,958                                  $   8,011,929

Cost of revenues                                   1,482,730                 713,430                                      2,196,160
                                                ------------------------------------------------------------------------------------

Gross profit                                         509,241               5,306,528                                      5,815,769
                                                ------------------------------------------------------------------------------------

EXPENSES
Selling and marketing                              2,415,831               3,057,808                                      5,473,639
General and administrative                           984,033               2,602,214                                      3,586,247
Research and development                           2,164,045                       -                                      2,164,045
Amortization and depreciation                        501,384                  31,609            $   285,000 (1)             817,993
                                                ------------------------------------------------------------------------------------

                                                   6,065,293               5,691,631                285,000              12,041,924
                                                ------------------------------------------------------------------------------------

OPERATING LOSS                                    (5,556,052)               (385,103)              (285,000)             (6,226,155)
                                                ------------------------------------------------------------------------------------

OTHER INCOME AND EXPENSES                            452,217                 (62,278)                                       389,940
                                                ------------------------------------------------------------------------------------

LOSS BEFORE INCOME TAX                            (5,103,835)               (447,380)              (285,000)             (5,836,215)

Recovery of deferred income taxes                          -                       -                114,000 (2)             114,000
                                                ------------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                           $ (5,103,835)           $   (447,380)           $  (171,000)          $  (5,722,215)
                                                ====================================================================================

Weighted average number of
Common Shares outstanding during
the year                                           7,710,284                                      4,500,000              12,210,284

Basic and diluted net loss per share            $      (0.66)                                                         $       (0.47)


Pro forma explanatory footnotes

(1) Adjustment for the amortization of intangible assets valued at $975,000. The amortization of these intangibles would have been increased by $285,000 on a pro forma basis for the year ended May 31, 2001. These intangibles are comprised of customer base and intellectual property which have been amortized over their useful lives of three and five years respectively.

(2) Recovery of deferred income taxes of $114,000 resulting from the reversal of deferred tax liabilities relating to acquired intangibles.

                        AUDITED FINANCIAL STATEMENTS

         Set forth below are the audited consolidated financial statements of Paula Allen Holdings Inc. as of and for the years ended December 31, 2000 and 1999.

Paula Allen Holdings Inc.

Consolidated Financial Statements
December 31, 2000 and 1999
(expressed in U.S. dollars)

[GRAPHIC OMITTED: Logo]

PricewaterhouseCoopers LLP
Chartered Accountants
99 Bank Street
Suite 800
Ottawa, Ontario
Canada K1P 1E4
Telephone +1(613)237 3702
Facsimile +1(613)237 3963


Auditors' Report

To the Board of Directors of
E-cruiter.com

We have audited the consolidated balance sheets of Paula Allen Holdings Inc. as at December 31, 2000 and 1999 and the consolidated statements of earnings, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Pricewaterhouse Coopers LLP
-------------------------------
Pricewaterhouse Coopers LLP

Chartered Accountants
Ottawa, Canada
May 11, 2001

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.

Paula Allen Holdings Inc.
Consolidated Balance Sheets
As at December 31, 2000 and 1999
--------------------------------------------------------------------------------

(expressed in U.S. dollars)



                                                                         2000                  1999
                                                                            $                     $

Assets

Current assets
Cash                                                                        -                 4,882
Prepaid expenses                                                       46,677                48,031
                                                                --------------------------------------

                                                                       46,677                52,913
Capital assets (note 3)                                                84,375               112,903
                                                                --------------------------------------

                                                                      131,052               165,816
                                                                ======================================

Liabilities and Shareholders' Deficiency

Current liabilities
Bank overdraft (note 5)                                               120,095                     -
Trade accounts payable and accrued liabilities                        845,289               601,756
Obligation under capital lease                                              -                 2,714
Advances from shareholder (note 6)                                    671,989               500,199
                                                                --------------------------------------

                                                                    1,637,373             1,104,669
                                                                --------------------------------------

Deficit less capital stock
Capital stock (note 4)                                                  1,000                 1,000
Deficit                                                            (1,507,321)             (939,853)
                                                                --------------------------------------

                                                                   (1,506,321)             (938,853)
                                                                --------------------------------------

                                                                      131,052               165,816
                                                                ======================================

Paula Allen Holdings Inc.
Consolidated Statements of Earnings
For the year ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

(expressed in U.S. dollars)


                                                                         2000                  1999
                                                                            $                     $
Revenue                                                             5,825,836             6,511,777

Cost of revenue                                                       701,443               787,176
                                                                --------------------------------------

Gross profit                                                        5,124,393             5,724,601
                                                                --------------------------------------

Expense
Sales and marketing                                                 4,063,170             4,072,810
General and administrative                                          1,582,987             1,499,394
                                                                --------------------------------------

                                                                    5,646,157             5,572,204
                                                                --------------------------------------

Operating income (loss)                                              (521,764)              152,397

Interest expense                                                       45,704                38,922
                                                                --------------------------------------

Income (loss) before income taxes                                    (567,468)              113,475

Provision for income taxes (note 7)                                         -                     -
                                                                --------------------------------------

Net earnings (loss) for the year                                     (567,468)              113,475
                                                                ======================================





Basic and fully diluted net income (loss) per share                 $ (567.47)             $ 113.48
                                                                ======================================
Weighted average number of common shares                                1,000                 1,000
                                                                ======================================

Paula Allen Holdings Inc.
Consolidated Statements of Shareholder's Equity
For the years ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

(expressed in U.S. dollars)




                                                        Common Stock                                          Deficit less
                                            ---------------------------------------         Deficit          capital stock
                                            Number of shares                   $                  $                      $
Balance at December 31, 1998                           1,000               1,000         (1,053,328)            (1,052,328)
Net earnings for the year                                  -                   -            113,475                113,475
                                            -----------------------------------------------------------------------------------

Balance at December 31, 1999                           1,000               1,000           (939,853)              (938,853)
Net loss for the year                                      -                   -           (567,468)              (567,468)
                                            -----------------------------------------------------------------------------------

Balance at December 31, 2000                           1,000               1,000         (1,507,321)            (1,506,321)
                                            ===================================================================================

Paula Allen Holdings Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

(expressed in U.S. dollars)




                                                                         2000                  1999
                                                                            $                     $
Cash flows from (used in)

Operating activities
Net earnings (loss) for the year                                     (567,468)              113,475
Amortization of capital assets                                         32,341                41,396
Accrued interest on shareholder loan                                   41,790                34,765
Loss on disposal of capital assets                                        175                     -
Net change in operating components of working capital                 244,887              (205,536)
                                                                --------------------------------------

                                                                     (248,275)              (15,900)
                                                                --------------------------------------

Investing activities
Purchase of capital assets                                             (3,988)              (15,610)
                                                                --------------------------------------

Financing activities
Proceeds from shareholder loan                                         55,000               112,351
Principal payment on capital lease                                     (2,714)              (17,377)
Proceeds from bridge note                                              75,000                     -
                                                                --------------------------------------

                                                                      127,286                94,974
                                                                --------------------------------------

Increase (decrease) in cash for the year                             (124,977)               63,464

Cash (bank indebtedness) - Beginning of year                            4,882               (58,582)
                                                                --------------------------------------

Cash (bank indebtedness) - End of year                               (120,095)                4,882
                                                                ======================================


Changes in operating components of working capital consist of:
Prepaid expenses                                                        1,354                (4,400)
Trade accounts payable and accrued liabilities                        243,533              (201,136)
                                                                --------------------------------------

                                                                      244,887              (205,536)
                                                                --------------------------------------

Paula Allen Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------
(expressed in U.S. dollars)





1     Going concern

      These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP) that are applicable to a going concern, which assumes Paula Allen Holdings Inc. (the "Company") will realize its assets and discharge its liabilities in the normal course of business. The use of such going concern GAAP may not be appropriate. The Company's ability to continue as a going concern in the short term is dependent upon its ability to obtain additional debt and equity financing.

      As a result of the losses incurred by the Company, the shareholder's deficit and an excess of current liabilities over current assets, there is substantial doubt about the Company's ability to continue as a going concern. The Company has subsequently received bridge financing for immediate operating needs from its new shareholder (see note 11), and plans to merge with its new shareholder and seek additional financing. There are no assurances that these plans will overcome the doubt about the Company's ability to continue as a going concern.

2     Significant accounting policies

      Basis of presentation

      These financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States and include the consolidated accounts of Paula Allen Holdings Inc. and its wholly-owned subsidiaries.

      Nature of operations

      The Company provides career out-placement services through offices located across the United States.

      Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

      Capital assets

      Capital assets are recorded at cost. Amortization is based on the estimated useful life of the asset and is recorded as follows:

           Furniture and fixtures          7   years straight-line
           Office equipment                7   years straight-line
           Computers and software          3   years straight-line

Paula Allen Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------
(expressed in U.S. dollars)



      Income taxes

      The Company uses the asset and liability method of accounting for the income tax effect of temporary differences between the carrying amount and the tax basis of the Company's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or a decrease in the Company's income taxes payable for the year or a later period.

      Future income taxes are recorded at the income tax rates that are expected to apply when the future tax liability is settled or the future tax asset is realized. Valuation allowances are established when necessary to reduce future tax assets to the amount expected to be realized. Income tax expense consists of the income taxes payable for the period and the change during the period in future income tax assets and liabilities.

      Capital stock

      Capital stock is recorded as the net proceeds received on issuance after deducting all share issue costs.

      Revenue recognition

      In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101") which summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company retroactively adopted these provisions during the year. The adoption did not have a significant impact on its results of operations. Revenue is recognized when all of the following criteria are met: persuasive evidence of an agreement exists, the services have been provided, the price is fixed and determinable and collection is reasonably assured.

      The Company provides for refunds based on prior experience.

      Advertising costs

      Advertising costs are expensed as incurred. Total advertising expenses for the year ended December 31, 2000 are $1,658,888 (1999 - $1,574,400).

3     Capital assets

                                                                2000
                                    ----------------------------------------------------------------

                                                               Accumulated
                                                Cost          amortization                    Net
                                                   $                     $                      $

      Furniture and fixtures                 650,332               643,165                  6,997
      Office equipment                        29,575                15,886                 13,689
      Computers and software                 245,601               182,062                 63,539
                                    ----------------------------------------------------------------

                                             925,508               841,113                 84,375
                                    ================================================================

Paula Allen Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------
(expressed in U.S. dollars)



                                                                1999
                                    ----------------------------------------------------------------

                                                               Accumulated
                                                Cost          amortization                    Net
                                                   $                     $                      $

      Furniture and fixtures                 650,333               641,413                  8,920
      Office equipment                        34,575                15,811                 18,764
      Computers and software                 241,613               156,394                 85,219
                                    ----------------------------------------------------------------

                                             926,521               813,618                112,903
                                    ----------------------------------------------------------------


      Included in computers and software is a computer under capital lease with a net book value at December 31, 2000 of $nil (1999 - $2,153), including accumulated amortization of $15,504 (1999 - $13,351).

4     Capital stock

      The share capital of the Company is set out below. The Company does not have any stock-based compensation plans.

      Authorized

      10,000 Class A Voting Common Shares with a par value of $1 per share. 10,000 Class B Non-voting Common Shares authorized with a par value of $1 per share.

      Issued and fully paid

      1,000 Class A Voting Common Shares

5     Bank overdraft

      The bank overdraft is an unsecured liability not subject to a formal agreement.

6     Related party transactions

      The Company's sole shareholder issued to the Company a revolving line of credit in 1995, which allowed for principal drawings of up to $500,000. As at December 31, 2000, the Company had drawn $466,287 (1999 - $411,287)
      against this facility. The line of credit accumulates interest at a rate of 10% per annum and is payable on demand with 30 days written notice. As at December 31, 2000 total advances from the shareholder includes accrued interest of $130,702 (1999 - $88,912).

Paula Allen Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------
(expressed in U.S. dollars)


      In December of 2000, the Company secured a $175,000 Bridge Note from a creditor, $75,000 of which was received as at December 31, 2000. All principal and interest on the loan would be forgiven if the creditor was successful in acquiring 75% of the existing shares of the Company from the existing shareholder by January 10, 2001. This transaction was successfully completed on January 10, 2001 and the loan was forgiven as a part of the agreement.

                                                 2000               1999
                                                    $                  $

    Revolving line of credit                  466,287            411,287
    Accumulated interest                      130,702             88,912
    Bridge Note                                75,000                 -
                                    -------------------------------------

                                              671,989            500,199
                                    =====================================

7     Income taxes

      The primary differences between the statutory income tax rate and the Company's effective income tax rate are as follows:

                                                                                    2000                  1999
                                                                                       $                     $

      Combined U.S. federal and state income tax rate                                 40%                   40%

      Income tax recovery based on combined U.S. federal and state
            income tax rate                                                     (176,000)               47,000

      Change in valuation allowance on future income taxes                       176,000               (47,000)
                                                                        -----------------------------------------

      Provision for income taxes                                                       -                     -
                                                                        =========================================



      The income tax effects of the primary temporary differences affecting future income taxes are:

                                                   2000                  1999
                                                      $                     $

      Loss carry-forwards                       467,000               282,000

      Capital assets                             67,000                76,000
                                       -----------------------------------------

                                                534,000               358,000

      Valuation allowance                      (534,000)             (358,000)
                                       -----------------------------------------

                                                      -                     -
                                       =========================================

Paula Allen Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------
(expressed in U.S. dollars)


8     Commitments

      The minimum annual lease payments under operating leases for premises and equipment are as follows:

                                                                      $
                2001                                            489,000
                2002                                            407,000
                2003                                             89,000
                2004                                             91,000
                2005                                             13,000

9     Financial instruments

      The Company's financial instruments consist of cash, bank indebtedness, trade accounts payable and accrued liabilities, and the advances from the shareholder. It is management's opinion that the Company is not exposed to significant interest, currency or concentrations of credit risk arising from these financial instruments. Except for the related party advances, the fair values of these instruments approximate their carrying values.

      Management believes a revolving line of credit with similar terms to the shareholder advance could be obtained from a third party at a rate of 15% (1999 - 15%). This would result in a fair value of approximately $441,000 (1999 - $363,000) for the revolving line of credit and the accrued interest at December 31, 2000.

      The carrying value of the bridge financing approximates fair value due to the short-term to maturity.

10    Segmented information

      In the opinion of management, the Company operates solely in the career outplacement industry and all of its sales consist of related services. Accordingly, management has determined that it does not have any separately reportable business segments. The Company's operations, assets and substantially all of its sales have been in the United States.

11    Subsequent events

      Change of control

      On January 11, 2001, 75 percent of the outstanding Class A Voting Common Shares ("the Shares") of the Company were purchased by the holder of the Bridge Note described in Note 6 (the "Purchaser"). Prior to the transaction, the Purchaser advanced an additional $100,000 of cash to the Company bringing the total face value of the Bridge Note to $175,000.

      The Shares were purchased for consideration of $758,713 payable through the issuance of a promissory note from the Company to the existing shareholder (the "Seller"), supported by a stock pledge agreement and a conditional personal guarantee of the Purchaser.

Paula Allen Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------
(expressed in U.S. dollars)


      As a part of this transaction, the Company issued the Seller a promissory note in the amount of $291,287 in settlement of the revolving line of credit and accrued interest described in Note 6. The difference between the promissory notes issued to the Seller and the amounts owed to the Seller prior to the transaction will be recorded as a deemed dividend in the amount of $453,011.

      In addition, the $175,000 Bridge Note owing to the Purchaser was cancelled and deemed a capital contribution by the Purchaser in accordance with the transaction agreement.

      Acquisition of Diamond

      On April 1, 2001, the Company entered into an agreement to acquire all of the assets and operations of Diamond Technology Solutions LLC ("Diamond"), a Company owned by the Purchaser, in exchange for 1,000 Class A Voting Common Shares of the Company. The Purchaser described above was the sole shareholder of Diamond.

      Sale of the Company

      On April 3, 2001, shareholders of the Company entered into an agreement with E-cruiter.Com Inc. ("E-Cruiter"), a company incorporated under the Laws of Canada and listed on the Nasdaq stock exchange, for E-Cruiter to acquire all of the issued and outstanding shares of the Company in exchange for up to 5,000,000 Common Shares of E-Cruiter. The transaction is subject to the approval of the shareholders of both companies and meeting certain regulatory conditions.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with the SEC into this prospectus. This means we can disclose important information to you by referring you to another document filed by us with the SEC. The following documents, which we have filed with the SEC, are incorporated into this prospectus by reference:

              (a) our Annual Report on Form 10-K, as amended, for the fiscal year ended May 31, 2002;

              (b) our Current Reports on Form 8-K, as amended, filed September 4, 2002, September 13, 2002, October 16, 2002 and October 18, 2002;

              (c) our Quarterly Report on Form 10-Q, as amended, for the quarter ended August 31, 2002; and

              (d) the description of the common shares contained in our Registration Statement on Form 8-A dated December 3, 1999, including all amendments and reports filed for the purpose of updating such description.

         In addition, all subsequent annual reports filed on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Form 10-Q or Form 8-K filed by us pursuant to the Exchange Act, prior to the termination of the offering hereby, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. We may incorporate by reference any reports submitted by us on Form 6-K by identifying on such reports that they are being incorporated by reference into this prospectus.

         Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus (or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that is incorporated into this prospectus. Such requests should be directed to Tammie Brown, Workstream Inc. 495 March Road, Suite 300, Ottawa, Ontario K2K 3G1, (613) 270-0619.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form F-3 to register the securities offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. References in this prospectus to any contract or other document are not necessarily complete and, if we filed the contract or document as an exhibit to the registration statement, you should refer to the exhibit for more information.

         We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports and other information with the SEC. Such reports and other information, including the registration statement on Form F-3 of which this prospectus is a part, can be read and copied, at prescribed rates, at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.  Indemnification of Directors and Officers.

         Under the Canada Business Corporations Act, except with respect to an action by us or on behalf of us to procure a judgment in our favor, we have a right to indemnify any of our officers or directors or any former officers or directors, who act or have acted at our request as officers or directors against any costs, charges or expenses for amounts paid by him to settle an action in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of having been our officer or director if:

              (a) he has acted honestly and in good faith with a view toward our best interests; and

              (b) in the case of a criminal or administrative action or
                  proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing his conduct was lawful.

         We make the determination in (a) and (b) above.

         Further, we may, with the approval of a court, indemnify a person who is a director, officer or former director or officer with respect to an action by or on behalf of us to procure a judgment in our favor to which he is made a party by reason of having been our officer or director, against all costs, charges and expenses reasonably incurred by him in connection with that action if:

              (a) he has acted honestly and in good faith with a view toward our best interests; and

              (b) in the case of a criminal or administrative action or
                  proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing his conduct was lawful.

         A director, officer or former director or officer of ours is also entitled to indemnification from us with respect to all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is a party by reason of being or having been a director or officer of ours, if he:

              (a) was substantially successful on the merits in his defense of the action or proceeding;

              (b) acted honestly and in good faith with a view toward our best interests; and

              (c) in the case of a criminal or administrative action or
                  proceeding that was enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.

         In addition, our by-laws provide that no director or officer is liable for the acts of any other director or officer or employee or for any loss or damage to us unless it is caused by his own willful neglect or default. However, the limitation against liability does not extend or grant any director or officer protection against the breach of any law. The by-laws also provide for an indemnity similar to the provisions contained in the Canada Business Corporations Act and subject to the same limitations.

         Our by-laws provide that, subject to the Canada Business Corporations Act, we can purchase and maintain indemnity insurance for the benefit of our directors and officers as may be determined from time to time by our directors. We maintain a policy of insurance under which our directors and officers are insured, subject to the limits of the policy, against certain losses arising from claims made against them as officers and directors and by reason of any acts or omissions covered under the policy, in their respective capacities as directors or officers, including liability under the Securities Act of 1933.

Item 9.           Exhibits

4.1 Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-87537)).

4.2 Articles of Amendment, dated July 26, 2001 (incorporated by reference to Exhibit 1.2 of Form 20-F of Workstream Inc. for the fiscal year ended May 31, 2001).

4.3 Articles of Amendment, dated November 6, 2001 (incorporated by reference to Exhibit 1.3 of Form 20-F of Workstream Inc. for the fiscal year ended May 31, 2001).

4.4          Articles of Amendment dated November 7, 2002.

4.5 By-law No. 1 and No. 2 (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1 (File No. 333-87537)).

4.6 By-law No. 3 (incorporated by reference to Exhibit 1.5 of Form 20-F of Workstream Inc. for the fiscal year ended May 31, 2001).

5.1          Opinion of Perley-Robertson, Hill & McDougall LLP.

23.1         Consent of PricewaterhouseCoopers LLP.

23.2         Consent of Perley-Robertson, Hill & McDougall LLP (included in
             Exhibit 5.1).

23.3         Consent of Ernst & Young LLP.

24.1 Powers of Attorney (included on signature page of the Registration Statement).


Item 10.  Undertakings.


         (a) The undersigned Registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

              (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

              The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ottawa, Province of Ontario, on November 27, 2002.

                                     WORKSTREAM INC.

                                     By: /s/ Michael Mullarkey
                                         ---------------------------------------
                                         Michael Mullarkey,
                                         Chairman of the Board and
                                         Chief Executive Officer



                                POWER OF ATTORNEY


          KNOW ALL PERSONS BY THESE PRESENTS, that we, the undersigned directors of Workstream Inc., hereby severally constitute and appoint Michael Mullarkey, Paul Haggard or each of them, individually with full powers of substitution and resubstitution, our true and lawful attorneys-in-fact and agents, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form F-3 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and to file or cause to be filed the same, with all exhibits hereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, with full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as to each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                                            Title                                       Date
/s/ Michael Mullarkey                          Chairman of the Board of                     November 27, 2002
-----------------------------                    Directors and Chief Executive
Michael Mullarkey                                Officer (Principal Executive Officer)


/s/ Paul Haggard                               Chief Financial Officer, Secretary           November 27, 2002
-----------------------------                    and Authorized Representative
Paul Haggard                                     in the United States (Principal
                                                 Financial and Accounting Officer)


/s/ Arthur Halloran                            President, Chief Operating Officer           November 27, 2002
-----------------------------                    and Director
Arthur Halloran


/s/ Matthew Ebbs                               Director                                     November 27, 2002
-----------------------------
Matthew Ebbs


/s/ Michael A. Gerrior                         Director                                     November 27, 2002
-----------------------------
Michael A. Gerrior


/s/ Tom Danis                                  Director                                     November 27, 2002
-----------------------------
Tom Danis


/s/ Cholo Manso                                Director                                     November 27, 2002
-----------------------------
Cholo Manso


                                  EXHIBIT INDEX


4.1 Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-87537).
4.2 Articles of Amendment, dated July 26, 2001 (incorporated by reference to Exhibit 1.2 of Form 20-F of Workstream Inc. for the fiscal year ended May 31, 2001).
4.3 Articles of Amendment, dated November 6, 2001 (incorporated by reference to Exhibit 1.3 of Form 20-F of Workstream Inc. for the fiscal year ended May 31, 2001).
4.4       Articles of Amendment dated November 7, 2002.
4.5 By-law No. 1 and No. 2 (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1 (File No. 333-87537).
4.6 By-law No. 3 (incorporated by reference to Exhibit 1.5 for Form 20-F of Workstream Inc. for the fiscal year ended May 31, 2001).
5.1       Opinion of Perley-Robertson, Hill & McDougall LLP.
23.1      Consent of PricewaterhouseCoopers LLP.
23.2      Consent of Perley-Robertson, Hill & McDougall LLP (included in Exhibit
          5.1).
23.3      Consent of Ernst & Young LLP.
24.1 Powers of Attorney (included on signature page of the Registration Statement).












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